                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

                          ROLLUP DEATH BENEFIT RIDER

This rider is added to the Contract. It provides for an optional death benefit.

Rollup Death Benefit

While this rider is in effect, we will pay a death benefit equal to the greatest of (a), (b), and (c), as of the first Valuation Day we receive due proof of death of an Annuitant and all required forms at our Home Office, where:

   (a) is the Death Benefit provided for under the Death Provisions section in the Contract;

   (b) is the Rollup Death Benefit described below; and

   (c) is a death benefit provided by an optional rider.

The Rollup Death Benefit on the Contract Date is the initial Purchase Payment. We will reset the Rollup Death Benefit at the end of each Valuation Period. At the end of each Valuation Period after the Contract Date, the Rollup Death Benefit is reset to the lesser of (a) and (b), where:

   (a) is 200% of Purchase Payments made; and

   (b) is the sum of (i) and (ii), multiplied by (iii), where:

      (i) is the Rollup Death Benefit at the end of the prior Valuation Period;

     (ii) is any Purchase Payment(s) made since the last Valuation Period; and

    (iii) is a daily interest factor, equivalent to the annual rollup and withdrawal factor as shown on the Contract Data Pages.

The Rollup Death Benefit will not reset after the first Contract Anniversary after the [85th] birthday of the oldest Annuitant.

Rollup Death Benefit adjustment for withdrawals:

Withdrawals each Contract year, up to the annual rollup and withdrawal factor as shown on the Contract Data Pages multiplied by Purchase Payments, calculated at the time of the withdrawals, reduce the Rollup Death Benefit by the same amount that the withdrawal, including all surrender charges and premium taxes paid, reduces the Contract Value. In addition, if a withdrawal plus all prior withdrawals made in any Contract year is greater than the annual rollup and withdrawal factor shown on the Contract Data Pages multiplied by Purchase Payments, we also will reduce the Rollup Death Benefit pro-rata for each dollar that the withdrawal is in excess of the annual rollup and withdrawal factor shown on the Contract Data Pages multiplied by Purchase Payments. We will reduce the Rollup Death Benefit proportionally, for that excess withdrawal and all future withdrawals until the next Contract anniversary, by the same percentage that the withdrawal, including all surrender charges and premium taxes paid, reduces the Contract Value.

Rider Charge

There will be a charge made for this rider, as shown on the Contract Data Pages, while it is in effect. The charge will be calculated and deducted in arrears. The charge is calculated [quarterly] as a percentage of the value of the Rollup Death Benefit on that date and deducted [quarterly] from Contract Value. If a spouse is added as Joint Annuitant after the Contract is issued, a new charge for the rider may apply. This new charge may be higher than the charge

P5430 01/09                           1
previously applied for this rider. On the day the rider and/or the Contract terminates, the charge for this rider will be calculated, prorata, and deducted.

The charge for this rider will be deducted from the Contract Value proportionately across the Subaccounts and Guarantee Account in which you are invested.

When this Rider is Effective

The effective date of this rider is the Contract Date unless another effective date is shown on the Contract Data Pages. This rider may not be terminated prior to the Annuity Commencement Date. When Income Payments begin, this rider and its corresponding charge will terminate. If the Contract is surrendered or otherwise terminated this rider will terminate. If the Contract is terminated and later reinstated, this rider cannot be reinstated without our approval.

Resets of the Rollup Death Benefit will end on the first Valuation Day the Contact Value equals zero. On this day, if your Contract has not terminated, your Rollup Death Benefit will be the Rollup Death Benefit on the last reset date, adjusted for any withdrawals since the last reset date. The Rollup Death Benefit will not reset after this day.

If a Joint Annuitant is added to the Contract after the date this rider is issued, the calculation of benefits provided pursuant to this rider will be determined based on the age of the Annuitant(s) on the date the Joint Annuitant is added to the Contract.

Change of Ownership

In the event that the underlying Contract is assigned or sold, unless under a court ordered assignment, this rider will terminate on such date of sale or assignment.

Issue Age

This rider is only available if all Annuitants are age [75 or younger] on the Contract Date.

Spousal Continuation

Upon the death of any Annuitant, if the designated beneficiary is a surviving spouse who is an Annuitant and elects to continue the Contract, this rider will continue.

Upon the death of any Annuitant, if the designated beneficiary is a surviving spouse who is not an Annuitant, this rider will not continue. The rider and the rider charge will terminate.

For Genworth Life and Annuity Insurance Company,


                                                      /s/ Pamela S. Schutz
                                                  ------------------------------
                                                       [Pamela S. Schutz]
                                                            President

P5430 01/09                           2